PRIMERO REPORTS THIRD QUARTER 2016 RESULTS
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, November 9, 2016 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operating and financial results for the third quarter ended September 30, 2016.

Highlights:

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Q3 2016 Operating Results: Total production of 44,684 gold equivalent ounces[1], comprised of 22,162 ounces of gold and 1.37 million ounces of silver from San Dimas, and 16,230 ounces of gold from Black Fox, 10% lower than the 49,499 gold equivalent ounces produced in Q2 2016.

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Q3 2016 Financial Results: The Company realized a net loss of $11. 7 million ($0.06 per share) and adjusted net loss[2] of $8.1 million ($0.04 per share) in Q3 2016. The Company generated third quarter operating cash flow before working capital changes of $5.5 million ($0.03 per share).

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San Dimas Production Affected by Labour Disruptions, Reduced Development Rates and Low Grade: San Dimas produced 28,454 gold equivalent ounces (22,162 ounces of gold and 1.37 million ounces of silver) at total cash costs[3] of $865 per gold equivalent ounce and all-in sustaining costs[4] (“AISC”) of $1,080 per ounce. Production during the third quarter of 2016, was affected by high unplanned worker absences and lack of achievement of mine plans, which resulted in reduced underground development rates and delayed certain ventilation improvement projects. As a result access to certain high-grade areas of the San Dimas mine was limited.

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Black Fox Commenced Production from Deep Central Zone: Black Fox produced 16,230 ounces of gold in Q3 2016, a 7% increase over the 15,172 ounces produced in Q2 2016. The underground mine achieved increased production rates averaging 701 tonnes per day (“TPD”), representing a 10% improvement over Q2 2016. Production from the Deep Central Zone began in September with initial stope production from the 660 metre level resulting in the highest production month of the year at 6,744 ounces.

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Deep Central Zone Continues to Deliver in November: Mining of the Black Fox Deep Central Zone re- started in late-October after backfilling and curing of 660 Block 1 which was mined in September. Production from 660 Block 2 has delivered initial positive results with long-hole stoping producing 4,040 tonnes grading 12.1 grams per tonne (“g/t”) gold. Exploration drilling continues to confirm high-grade extensions of the Deep Central Zone to the west with drill hole 520-EX290-02 intercepting 87.3 g/t gold over 1.4 metres.

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2016 Revised Production Guidance: Given the San Dimas third quarter results, the increased underground mine development backlog and a 10-day power outage of the Las Truchas hydroelectric facility in October, San Dimas will not be able to complete its previous 2016 mine plans. Primero has reduced its 2016 production guidance to between 170,000 and 190,000 gold equivalent ounces at total cash costs of between $850 and $900 per gold equivalent ounce with AISC of between $1,350 and $1,400 per gold ounce.

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Mexican Tax Update and NAFTA Notice of Intent: During Q3 2016, Primero engaged in dialogue with the Mexican government regarding the Mexican tax authority’s legal claim which seeks to retroactively nullify the Company’s Advance Pricing Agreement (“APA”) on silver sales, obtained in 2012. As a result, the Company has elected to temporarily suspend its advancement of international arbitration pursuant to the North American Free Trade Agreement (“NAFTA”) in order to continue such dialogue.

‘‘We are extremely disappointed with our third quarter operating results from our San Dimas mine in Mexico,’’ stated Ernest Mast, President and Chief Executive Officer. ‘‘We had expected to maintain the production levels achieved in Q2 but were impacted by unexpected labour disruptions and reduced development rates which affected average head grades. More recently during October we experienced intermittent work stoppages that have affected mining rates and increased the development backlog which we had previously expected to resolve. In addition, there was a 10-day outage at the Las Truchas hydroelectric facility due to a weld failure in the water feed pipe, further delaying mine development works. For the fourth quarter, we now expect lower production rates and restricted access to certain high-grade areas as we work to increase mine development. As a result the Company was required to reduce its production guidance for 2016. On a positive note, the Black Fox mine successfully mined its first stope from the Deep Central Zone during the third quarter. This stope reconciled positively with our block model and delivered the high-grade material we expected. Black Fox continues to mine from the Deep Central Zone in the fourth quarter and we expect improved profitability and cash flow from this mine going forward.’’

In light of the challenges faced by the Company over the last six months, the Board has created an Executive Advisory Committee. This committee is providing support and advice to management as it continues dialogue with the Mexican tax authorities, reviews its silver purchase agreement structure, examines liquidity initiatives and evaluates other strategic opportunities such as the potential sale of the Cerro del Gallo development project. There can be no assurance that the Company's efforts will be successful in any of these initiatives.

San Dimas Production Affected by Labour Disruptions, Reduced Development Rates and Low Grade; Black Fox Achieves Deep Central Zone Stope Production

Primero produced a total of 44,684 gold equivalent ounces in Q3 2016, which compares to 68,620 gold equivalent ounces produced in Q3 2015. Gold and silver production was 38,392 ounces and 1.37 million ounces, respectively, in Q3 2016 compared to 52,677 ounces and 1.90 million ounces in Q3 2015.

The Company incurred consolidated total cash costs per gold equivalent ounce of $887 for Q3 2016, compared to $577 for Q3 2015. AISC per ounce were $1,350 for Q3 2016, compared to $775 in Q3 2015.

San Dimas produced 28,454 gold equivalent ounces (22,162 ounces of gold and 1.37 million ounces of silver) during the third quarter of 2016, compared to 49,566 gold equivalent ounces produced in Q3 2015. As previously disclosed, production at San Dimas in July was impacted by lower than planned grades and unexpected labour disruptions relating to the local union seeking to increase short term production bonuses. The increased bonuses were agreed upon and paid out in July with San Dimas management expecting a subsequent improvement in labour relations and productivity, as there were no other significant outstanding issues between the union and management. However, through the quarter production continued to suffer from high unplanned worker absences and lack of achievement of mine plans, which resulted in reduced underground development rates and delayed certain ventilation improvement projects. Mine extraction in Q3 2016 was notably reduced with output averaging 2,012 TPD.

As a result of the reduced mine development rates and ventilation restrictions in Q3 2016, access to certain high-grade areas of the San Dimas mine was limited. Early in the quarter, there was a negative reconciliation of the Jessica vein which proved to have lower continuity and higher dilution in certain areas than previously recognized. Realized gold grade in the third quarter of 2016 was 3.69 g/t with silver grades averaging 232 g/t.

San Dimas returned to better areas of the mine in September, with gold and silver grades averaging 4.47 g/t and 305 g/t respectively during the month, the highest monthly grades achieved year to date.

Productivity improvements being implemented at San Dimas as part of Primero’s seven point action plan include: utilizing experienced instructors to train our miners in best operating practices for new requirements such as rock bolting, ensuring all supplies and services to maximize efficiency are available as needed, dismissing employees with excessive unplanned absences, and realigning supervisors and providing training to ensure consistent supervision. On a technical level, the mine is working on implementing an advanced production control system, installing 3.7 kilometers of large-diameter compressed air piping, and installing and equipping 16 new ventilation raises with 9 completed year to date. With the implementation of these initiatives, mine development rates are expected to increase which is anticipated to improve mining flexibility and the ability to meet production targets.

San Dimas total cash costs on a gold equivalent basis in the third quarter of 2016 were $865 per ounce, compared to $507 per ounce in Q3 2015. AISC at San Dimas were $1,080 per ounce in the third quarter 2016, compared with $454 per ounce in the same period of 2015. Unit costs were higher during the quarter mainly due to lower gold and silver production. The minimal silver spot sales had a significant impact on Q3 2016 cash costs compared to Q3 2015.

Black Fox produced 16,230 ounces of gold in the third quarter of 2016, a 7% increase over the 15,172 ounces produced in Q2 2016 and compared to 19,054 ounces in Q3 2015. In Q3 2016 the underground mine achieved increased production rates averaging 701 TPD, representing a 10% improvement over Q2 2016 production levels and a 75% increase over Q3 2015.

Black Fox commenced production from the Deep Central Zone in September with initial stope production from the 660 metre level, resulting in the highest production month of the year at 6,744 ounces. Deep Central Zone tonnes and grades have reconciled well with the block model giving Primero confidence in the performance of the Deep Central Zone. Ground conditions were managed with standard ground support techniques and a rock mechanics specialist with experience in the district has been retained to review Black Fox ground support approaches. Backfilling and curing of this first stope occurred through late-September and October, and production mining the second stope from this level began in late-October. Production from 660 Block 2 has delivered initial positive results with long-hole stoping producing 4,040 tonnes grading 12.1 g/t gold in muck samples. Development of the 680 level is expected to be completed during November and development has commenced on the 700 level. The mine is now positioned to achieve steady-state production from the Deep Central Zone with concurrent stope mining and backfilling activities.

Through the first nine months of 2016, a total of 526,712 tonnes have been drawn from the low-grade stockpile. With the low-grade stockpile expected to be fully depleted by mid-2017, Black Fox intends to re-engineer the operation to focus on improved cost efficiency ensuring profitability at reduced mill feed rates. This will involve optimizing surface operations as well as streamlining capital programs. The Company also expects a reduction in capital intensity per ounce as underground operations become focused on production from the Deep Central Zone.

Black Fox total cash cost per gold ounce were higher in Q3 2016 at $926 per ounce compared to $780 per ounce in Q3 2015 as the lower gold production more than offset lower operating costs. AISC of $1,286 per ounce in Q3 2016 were higher than compared to $1,000 per ounce in Q3 2015 due to the lower gold production, and slightly higher capital expenditures due to increased development costs and cost to lift the tailings dam.

Primero generated $57.0 million of revenue in Q3 2016, 28% lower than in Q3 2015 as a result selling 39% less gold equivalent ounces partially offset by an 18% higher average realized gold price. In Q3 2016, the Company sold 37,984 ounces of gold at an average realized price of $1,305 per ounce and 1.21 million ounces of silver at an average realized price of $6.12 per ounce. Revenue in Q3 2015 totalled $79.2 million from selling 52,413 ounces of gold at an average realized price of $1,106 per ounce, and 2.86 million ounces of silver at an average realized price of $7.42 per ounce.

Silver produced at San Dimas is subject to a silver purchase agreement5 and as a result 1.06 million ounces of silver were sold to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) at a fixed price of $4.28 per ounce during the quarter. As of September 30, 2016 the Company has delivered 0.5 million ounces of silver under the San Dimas silver purchase agreement’s 6.0 million ounce annual contract year threshold (which runs from August 6th to the following August 5th), following which the Company can begin selling 50% of the silver produced at San Dimas at spot market prices until August 5, 2017 when the annual threshold is reset. Primero only achieved minimal spot silver sales in 2016 totalling 150,000 ounces sold at an average price of $19.40 per ounce. Gold produced at Black Fox is subject to a gold purchase agreement6 and as a result 1,409 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $524 per ounce in Q3 2016.

The Company incurred a net loss of $11.7 million ($0.06 per share) in Q3 2016, compared with net loss of $5.4 million ($0.03 per share) for the third quarter of 2015. Adjusted loss for Q3 2016 was $8.1 million ($0.04 per share) compared with adjusted net income of $2.4 million ($0.02 per share) in Q3 2015. Adjusted loss primarily excludes the net tax impact of foreign exchange rate changes on deferred tax balances, costs specifically related to the NAFTA and APA claims, and the mark-to-market gain/loss on the convertible debenture and warrants.

Primero generated operating cash flow before working capital changes during Q3 2016 of $5.5 million ($0.03 per share), compared to operating cash flow of $20.1 million ($0.12 per share) in Q3 2015. Q3 2016 cash flows were affected by lower production levels relative to Q3 2015.

Liquidity Update

The Company’s total liquidity position at September 30, 2016 totalled $56.2 million, comprised of $31.2 million in cash and $25.0 million available under its line of credit. During Q3 2016, Primero paid the San Dimas unionized workers bonus totalling approximately $10 million, previously discussed in August and affecting Q2 cash costs. This negatively affected Primero’s September 30, 2016 cash position.

Primero has $50 million drawn on its revolving credit facility that matures on May 23, 2017. The Company anticipates renewing this facility, but in the event full repayment is required, cash generated by operations may not be sufficient to repay amounts outstanding under the revolving credit facility in full at maturity. The Company has a plan to improve productivity at San Dimas, will focus on cost and capital reductions at both of its operations and seek other liquidity and financing options.

2016 Production Guidance Update

Primero has reduced its 2016 production guidance to between 170,000 and 190,000 gold equivalent ounces at total cash costs of between $850 and $900 per gold equivalent ounce with AISC of between $1,350 and $1,400 per gold ounce.

At San Dimas a considerable backlog of mine development has built up in Q1, Q2 and Q3 and additional time is required to implement the planned ventilation improvements. Additionally, the mine has experienced a high level of unplanned worker absences and there were some work stoppages in October. The Las Truchas hydroelectric facility had a 10-day shutdown in October due to a weld failure in the penstock (water feed pipe). During this time, the mine received only 70% of its required power supply. As a result of these factors, the current development backlog will be corrected as planned and will continue to restrict access to mining areas that were originally included in our production plans.

Primero continues to implement the San Dimas seven point action plan, which includes a vein prioritization system. Following an economic analysis of all working veins, the Company will increase focus on the mine’s six key high-grade veins (Roberta, Robertita, Jessica, Victoria, Santa Gertrudis, Regina). This strategy will be the basis of the short-term operating plan to reduce mining complexity, maximize resources in high-priority areas, and improve cash flow. Critically, the implementation of this focused strategy is expected to enable San Dimas to produce ounces with lower operating cost and capital intensity, driving down all-in sustaining costs.

Dialogue has increased considerably with the union leaders to ensure all employees are aligned in returning San Dimas to profitability. However, the Company believes that there is the potential for short-term work stoppages ahead of collective bargaining agreement negotiations in February 2017.

Operations through the remainder of the 2016 will be focused on increasing mine development rates and improving ventilation in key areas, which will allow for a build-up of high-grade stopes in inventory going into 2017. Furthermore, in addition to the recent hiring of Damien Marantelli as Chief Operating Officer, San Dimas has hired a new Production Manager. These management enhancements are expected to provide increased oversight and input from Primero corporate management and better site execution, leading to improved achievement of the San Dimas mine plans.

Table 1: 2016 Production Guidance

	Previous Guidance			Revised Guidance
	San Dimas	Black Fox	Consolidated	San Dimas	Black Fox	Consolidated
Attributable production (gold equivalent ounces)	135,000- 145,000	60,000- 70,000	195,000- 215,000	110,000- 120,000	60,000- 70,000	170,000- 190,000
Gold Production (ounces)	110,000- 120,000	60,000- 70,000	170,000 - 190,000	90,000- 100,000	60,000- 70,000	150,000- 170,000
Silver Production (million ounces)	6.5-7.5	N/A	6.5- 7.5	5.5-6.0	N/A	5 .5-6.0
Total cash costs (per gold equivalent ounce)	$725-$775	$850-$900	$775 -$825	$850-$900	$850-$900	$850-$900
AISC (per gold ounce)	$950-$1,000	$1,250- $1,300	$1,200 - $1,250	$1,125-$1,175	$1,250- $1,300	$1,350- $1,400
Capital Expenditures ($ millions)	$42.4	$29.0	$73.7	$38.8	$29.0	$69.8

Material assumptions used to forecast total cash costs for 2016 were based on the Company’s actual results to September 30, 2016 and include an estimated average gold price of $1,250 per ounce, silver contract price of $4.28 per ounce, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2016.

Black Fox Deep Central Zone Continues to Deliver in November

As described above, mining of the Black Fox Deep Central Zone re-started in late-October after backfilling and curing of 660 Block 1 which was mined in September. Production from 660 Block 2 has delivered initial positive results with long-hole stoping producing 4,040 tonnes grading 12.1 g/t gold in muck samples. Production from Block 1 on the 680 metre level is scheduled to begin in November.

Primero continues to focus its exploration efforts on targets located west of the Deep Central Zone and at depth. Recent exploration drilling has returned additional positive results with significant gold grades including 87.3 g/t gold over 1.4 metres (520-EX290-02), 34.4 g/t gold over 1.0 metres (520-EX346-09) and 9.5 g/t gold over 1.0 metres (520-EX286-07).

Drill hole 520-EX290-02 has continued to test the W5 Far West target, and hole 520-EX286-07 was drilled to test an extension of the W1 High Quartz target. Both west targets remain open at depth. Hole 520-EX346-09 intersected mineralization located below the Deep Central Zone at approximately 900 metres depth.

Highlighted drill results from the deep west targets are shown in Table 2 with intercept locations identified in Figure 1.

Table 2: Black Fox Deep West Targets – Highlighted Exploration Drilling Results

Hole	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
520- EX286- 07	368.5	369.5	1.0	9.5
520- EX290-02	505.9	507.3	1.4	87.3
including	506.5	507.3	0.8	148.0
520- EX346- 09	402.0	403.0	1.0	34.4

Black Fox Froome Zone Update

During the third quarter 2016 Primero continued advanced engineering work on the Froome Zone located approximately 800 metres west of the Black Fox mine. Focus has been on various optimizations designed to reduce capital and operating costs, and de-risk the Froome project. An underground mine plan has been developed with detailed stope designs, production sequencing and mine scheduling. Primero also completed a detailed evaluation of different ramp-access options, with the option of a small open-pit mine to capture the near surface mineralization and in-pit portal access and ramp development to the lower-portion of the ore body providing the best economics.

The combination open-pit/underground option has the potential to generate cash flow earlier than options that involve solely underground ramping, with a lower initial capital cost. Primero expects to commence geotechnical verification of the open-pit option in Q4 and will work to complete a revised financial evaluation. The Company also continues to advance the environmental permitting process. Primero expects to be in a position to make a production decision in early 2017.

Mexican Tax Update and NAFTA Notice of Intent

The Company continues to vigorously defend its APA from the legal claim initiated by the SAT in February 2016. The APA confirmed that the Company should calculate taxes on silver sold from the San Dimas mine based on the price realized by the Company. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. On June 2, 2016, the Company notified the Government of Mexico that the measures taken by its tax authority SAT against PEM, in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. The Company has not yet initiated international arbitration proceedings in order to continue dialogue with the Government of Mexico.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Wednesday, November 9, 2016 at 10:00 am ET to discuss third quarter 2016 operating and financial results.

Participants may join the call by dialling North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 1205823.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/8068.

A recorded playback of the third quarter 2016 results call will be available until February 6, 2017 by dialling 1-800-408-3053 or 905-694-9451 and entering the call back passcode 6995920.

This release should be read in conjunction with Primero’s third quarter 2016 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

Qualified Person

The scientific and technical content of this news release have been reviewed by Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero, who is a "Qualified Person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Quality Control

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero's exploration team. All exploration drill core samples at the Black Fox Complex are 1/2 core and analyses reported herein were performed by the independent laboratories: Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified. Samples from development and production completed within the Black Fox mine are assayed at Primero’s onsite laboratory. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

San Dimas and Lechuguilla drilling and sampling was conducted by Primero's exploration team. All drill-hole samples at San Dimas and Lechuguilla are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

(1) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the third quarter 2016 was 218:1 based on the average realized prices of $1,335 per ounce of gold and $6.12 per ounce of silver.

(2) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2016 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(3) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s third quarter 2016 MD&A for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(4) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s third quarter 2016 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

About Primero
Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black– Fox mine and adjoining properties in the Township of Black River Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘if approved’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘in order to’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘are anticipated’’, ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will require’’, ‘‘will allow’’, ‘‘will enhance’’ or ‘‘will include’’ or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as ‘‘is updating’’, ‘‘is working’’ or ‘‘is also assessing’’ or other statements that may be stated in the present tense and are not historical facts or words with future implication such as ‘‘opportunity’’, ‘‘promising’’.

Forward-looking statements in this news release include, but are not limited to, the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Black Fox underground development and ability to open new mining areas in 2016; the ability to develop the Froome zone; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; statements regarding the Company’s ability to repay amounts outstanding under the revolving credit facility; statements regarding the Company’s ability to renew its credit facility; statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices; the appeal by the SAT of judicial orders or rulings and the Company’s ability to successfully reverse any such SAT appeals which are successful; statements regarding the Company’s issuance of a Notice of Intent to submit a claim to international arbitration pursuant to NAFTA; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; the success in the exploration and development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the APA); assumption regarding the discriminatory nature of the actions of the SAT against the Company; assumptions regarding the failure of the Mexican Government to uphold the core values of NAFTA and to protect the Company’s Canadian investment in Mexico; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to repay the outstanding amounts under the revolving credit facility; the Company may not be able to renew its credit facility; the Company may not be able to improve productivity at San Dimas; the Company’s ability to obtain full compensation from the Mexican Government; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Black Fox Deep Central Zone – Highlighted Drilling Results

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)

SUMMARIZED FINANCIAL DATA

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Key Performance Data
Tonnes of ore milled	427,070	461,902	1,254,794	1,388,900
Produced
Gold equivalent (ounces)	44,684	68,620	130,345	192,183
Gold (ounces)	38,392	52,677	115,377	161,904
Silver (million ounces)	1.37	1.90	3.89	5.99
Sold
Gold equivalent (ounces)	43,549	71,417	135,027	189,889
Gold (ounces)	37,984	52,413	119,773	160,425
Silver (million ounces)	1.21	2.86	3.99	6.03
Average realized prices
Gold ($/ounce)[1]	$1,305	$1,106	$1,234	$1,155
Silver($/ounce)[1]	$6.12	$7.42	$4.81	$5.73
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$887	$577	$889	$642
By-product basis	$813	$415	$843	$546
All-in sustaining costs (per gold ounce)[2]	$1,350	$775	$1,397	$962

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$57,012	$79,219	$166,995	$219,900
Earnings (loss) from mine operations	(65)	17,825	(1,238)	40,373
Net income (loss)	(11,733)	(5,403)	(44,333)	(8,558)
Adjusted net income (loss)[2]	(8,094)	2,447	(20,599)	9,149
Basic net income (loss) per share	(0.06)	(0.03)	(0.26)	(0.05)
Diluted net income (loss per share)	(0.06)	(0.03)	(0.26)	(0.05)
Adjusted net income (loss) per share[2]	(0.04)	0.02	(0.12)	0.06
Operating cash flows before working capital changes	5,539	20,106	8,283	62,487
Operating cash flows before working capital changes per share	0.03	0.12	0.05	0.39
Weighted average shares outstanding (basic)(000’s)	187,928	162,473	172,942	162,202
Weighted average shares outstanding (diluted) (000’s)	187,928	162,473	172,942	162,202

	September	December 31,
	30, 2016	2015
Assets
Mining interests	$807,270	$790,118
Total assets	$918,057	$924,968
Liabilities
Long-term liabilities	$177,620	$162,427
Total liabilities	$268,794	$276,092
Equity	$649,263	$648,876

1.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s third quarter 2016 MD&A).

2.	See “NON-GAAP measurements” in the Company’s third quarter 2016 MD&A

SUMMARIZED OPERATING DATA
San Dimas

	Three months ended
	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15

Key Performance Data
Tonnes of ore mined	185,080	231,224	151,193	228,539	232,014
Tonnes of ore milled	193,553	224,427	149,182	250,796	228,392
Tonnes of ore milled per day	2,104	2,466	1,639	2,726	2,483
Average mill head grade (grams/tonne)
Gold	3.69	4.10	4.13	5.23	4.75
Silver	232	231	198	300	272
Average gold recovery rate (%)
Gold	97%	98%	99%	98%	96%
Silver	95%	96%	97%	96%	95%
Produced
Gold equivalent (ounces)	28,454	34,327	22,901	50,370	49,566
Gold (ounces)	22,162	28,978	19,578	41,371	33,623
Silver (million ounces)	1.37	1.60	0.92	2.32	1.90
Sold
Gold equivalent (ounces)	27,405	33,653	29,140	48,466	53,475
Gold (ounces)	21,840	28,873	24,300	40,320	34,471
Silver at fixed price (million ounces)	1.06	1.43	1.35	2.10	2.01
Silver at spot (million ounces)	0.15		-	-	0.85
Average realized price (per ounce)
Gold	$1,335	$1,265	$1,178	$1,092	$1,115
Silver[1]	$6.12	$4.24	$4.24	$4.24	$7.42
Total cash costs (per gold ounce)[3]
Gold equivalent basis	$865	$843	$998	$535	$507
By product basis	$731	$765	$968	$414	$219
All in sustaining costs (per ounce)[2]	$1,080	$1,063	$1,362	$753	$454
Revenue ($000's)	$36,581	$42,578	$34,333	$52,960	$59,660
Earnings (loss) from mine operations ($000's)	$407	$4,348	($6,390)	$11,408	$18,179

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s third quarter 2016 MD&A).
2.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements” in the Company’s third quarter 2016 MD&A.

3.	See “NON- GAAP measurements” in the Company’s third quarter 2016 MD&A

Black Fox

	Three months ended
	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15
Key Performance Data
Open pit mining
Tonnes of ore mined	-	-	-	-	201,484
Strip ratio	-	-	-	-	4.40
Average gold grade (grams/tonne)	-	-	-	-	2.01
Underground mining
Tonnes of ore mined	64,522	57,898	38,501	57,041	36,005
Average gold grade (grams/tonne)	5.18	4.46	4.99	5.80	3.99
Tonnes increase (decrease) in stockpile	(168,996)	(171,764)	(185,952)	(172,188)	3,979
Tonnes processed
Tonnes of ore milled	233,518	229,662	224,453	229,229	233,510
Tonnes of ore milled per day	2,538	2,524	2,467	2,492	2,538
Average mill head grade (grams/tonne)	2.29	2.14	1.94	2.51	2.66
Average gold recovery rate (%)	95%	96%	95%	96%	96%
Produced
Gold (ounces)	16,230	15,172	13,257	17,785	19,054
Sold
Gold at spot price (ounces)	14,735	12,996	13,146	16,434	16,302
Gold at fixed price (ounces)	1,409	1,138	1,336	1,015	1,640
Average realized gold price (per ounce)[1]	$1,264	$1,192	$1,118	$1,059	$1,089
Total cash costs (per gold ounce)[2]	$926	$870	$851	$834	$780
All-in sustaining costs (per ounce)[3]	$1,286	$1,362	$1,404	$1,104	$1,000
Revenue ($000's)	$20,431	$16,861	$16,211	$18,444	$19,559
Earnings (loss) from mine operations (000's)	($422)	$328	$658	($1,075)	($354)

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s third quarter 2016 MD&A).
2.	See “NON- GAAP measurements” in the Company’s third quarter 2016 MD&A
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements” in the Company’s third quarter 2016 MD&A

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Revenue	$57,012	$79,219	$166,995	$219,900
Operating expenses	(41,083)	(41,859)	(120,407)	(121,038)
Depreciation and depletion	(15,994)	(19,535)	(47,826)	(58,489)
Total cost of sales	(57,077)	(61,394)	(168,233)	(179,527)
Earnings (loss) from mine operations	(65)	17,825	(1,238)	40,373
Exploration expenses	(206)	(231)	(1,152)	(1,091)
General and administrative expenses	(8,223)	(6,247)	(21,402)	(21,411)
Earnings (loss) from operations	(8,494)	11,347	(23,792)	17,871
Transaction costs and other expenses	-	-	(1,214)	(3,685)
Finance expense	(2,314)	(3,057)	(7,454)	(7,860)
Mark-to-market gain (loss) on debentures & warrants	2,756	9,000	103	13,500
Other income (expenses)	(484)	(5,347)	(836)	(2,475)
Earnings (loss) before income taxes	(8,536)	11,943	(33,193)	17,351
Income tax expense	(3,197)	(17,346)	(11,140)	(25,909)
Net loss for the period	($11,733)	($5,403)	($44,333)	($8,558)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	17	(131)	27	(865)
Unrealized gain on investment in Fortune Bay, net of tax of $nil	835	-	1,058	60
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	-	-	-	456
Total comprehensive loss for the period	($10,881)	($5,534)	($43,248)	($8,907)
Basic loss per share	($0.06)	($0.03)	($0.26)	($0.05)
Diluted loss per share	($0.06)	($0.03)	($0.26)	($0.05)
Weighted average number of
common shares outstanding
Basic	187,928,499	162,472,841	172,942,184	162,202,155
Diluted	187,928,499	162,472,841	172,942,184	162,202,155

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	September 30	December 31
	2016	2015

Assets
Current assets
Cash and cash equivalents	$31,159	$45,601
Trade and other receivables	568	1,793
Taxes receivable	32,037	30,689
Prepaid expenses	3,813	8,524
Inventories	24,503	31,964
Total current assets	92,080	118,571
Non-current assets
Restricted cash	4,685	5,920
Mining interests	807,270	790,118
Deferred tax asset	3,533	3,781
Taxes receivable	8,906	-
Long-term stockpile	-	5,694
Other non-current assets	1,583	884
Total assets	$918,057	$924,968

Liabilities
Current liabilities
Trade and other payables	$36,355	$44,972
Income tax payable	538	12,870
Other taxes payable	2,535	3,406
Current portion of long-term debt	51,746	52,417
Total current liabilities	91,174	113,665

Non-current liabilities
Other taxes payable	14,152	13,354
Deferred tax liability	61,548	53,107
Decommissioning liability	30,983	28,294
Long-term debt	62,373	62,727
Warrant liability	4,197	-
Other long-term liabilities	4,367	4,945
Total liabilities	$268,794	$276,092

Shareholders' equity
Share capital	$906,477	$867,375
Shares reserved for future issuance	2,158	-
Contributed surplus	57,359	54,984
Accumulated other comprehensive loss	(3,565)	(4,650)
Deficit	(313,166)	(268,833)
Total shareholders' equity	$649,263	$648,876
Total liabilities and shareholders' equity	$918,057	$924,968

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Operating activities
Earnings (loss) before income taxes	($8,536)	$11,943	($33,193)	$17,351
Adjustments for:
Depreciation and depletion	15,994	19,535	47,826	58,489
Share-based compensation expense	2,679	1,285	6,762	6,360
Payments made under the Phantom Share Unit Plan	(86)	(196)	(372)	(3,813)
Mark-to-market loss (gain) on convertible debentures	(1,875)	(9,000)	375	(13,500)
Mark-to-market loss on warrant liability	(881)	-	(478)	-
Write-down of inventory	535	745	1,040	1,791
Unrealized foreign exchange loss (gain)	(91)	(1,712)	2,771	(3,232)
Taxes paid	(3,888)	(5,574)	(24,193)	(11,421)
Other	(600)	39	129	(955)
Other adjustments
Transaction costs (disclosed in financing activities)	-	-	232	3,651
Finance income (disclosed in investing activities)	(26)	(16)	(70)	(94)
Finance expense	2,314	3,057	7,454	7,860
Operating cash flow before working capital changes	5,539	20,106	8,283	62,487
Changes in non-cash working capital	(10,718)	7,998	(199)	(18,970)
Cash provided by operating activities	($5,179)	$28,104	$8,084	$43,517
Investing activities
Expenditures on mining interests	($14,363)	($20,687)	($53,200)	($60,448)
Cash used in investing activities	($14,363)	($20,687)	($53,200)	($60,448)
Financing activities
Proceeds from bought deal offering	$-	$-	$39,958	($40,000)
Transaction costs on bought deal offering	-	-	(2,464)	-
Drawdown on revolving credit facility	-	-	50,000	-
Repayment of convertible debenture	-	-	(48,116)	-
Repayment of revolving credit facility	-	-	-	-
Payments on capital leases	(1,247)	(1,533)	(3,249)	(4,832)
Funds released from reclamation bond	-	-	1,564	9,846
Interest paid	(2,608)	(3,175)	(7,038)	(6,173)
Proceeds from exercise of options	-	-	-	826
Issuance of convertible debt	-	-	-	75,000
Transaction costs on issuance of convertible debt	-	-	-	(3,651)
Cash provided by financing activities	($3,855)	($4,708)	$30,655	$31,016
Effect of foreign exchange rate changes on cash	$80	$565	$19	$1,630
Increase (decrease) in cash	($23,317)	$3,274	($14,442)	$15,715
Cash, beginning of period	54,476	39,830	45,601	27,389
Cash, end of period	$31,159	$43,104	$31,159	$43,104